AMETEK, Inc.
1100 Cassatt Road
Berwyn, Pennsylvania
(610) 647-2121

July 31, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	AMETEK, Inc.
Request to Withdraw Registration Statement on Form S-3 File No. 333-75892
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), AMETEK, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-75892), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on December 21, 2001 and was amended on March 14, 2002 and October 10, 2002.
The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.
The Company confirms that no securities have been or will be sold pursuant to the Registration Statement.
If you have any questions or require any further information, please contact the Company’s General Counsel by calling Robert S. Feit at 610.647.2121.

Very truly yours,

AMETEK, Inc.

By:	/s/ David A. Zapico
Name:	David A. Zapico
Title:	Chief Executive Officer
 cc: Robert S. Feit